KBL Merger Corp. IV
527 Stanton Christiana Rd.

Newark, DE 19713

By Electronic Mail Only

May 9, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn: Russell Mancuso

Re: KBL Merger Corp. IV

       Registration Statement on Form S-1

       Filed April 26, 2017

       File No. 333-217475

Dear Mr. Mancuso:

On behalf of KBL Merger Corp. IV, a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on May 5, 2017, regarding the Registration Statement in Form S-1 filed with the Commission on April 26, 2017 (“Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Conditions to completing our initial business combination, page 15

1.	Please reconcile response 8 in your letter to us dated January 18, 2017 with section 9.4 of exhibit 3.2.

In response to the Staff’s comment, we have revised Section 9.4 of Exhibit 3.2 to clarify that we may not issue shares that are eligible to vote on any pre-business combination activity or on any amendment to Article IX of Exhibit 3.2.

If we seek stockholder approval, page 25

2.	We note your response to prior comment 5; however, given your disclosure like on page 18 that you will complete the transaction if a majority of the stock voted is voted in favor, it appears that a proposed business combination could be approved with less than 4% of the shares sold in this public offering if only the minimum number of shares necessary for the quorum mentioned in exhibit 3.3 vote. Please revise or advise. Also, if you could reduce the quorum requirement without shareholder approval, please explain the effect of the reduction clearly in your risk factors.

In response to the Staff’s comment, we have revised the disclosure to clarify that the number of shares required to approve our initial business combination would be reduced in the event that the minimum number of shares required to meet a quorum were present at a meeting held to approve such transaction, and would be further reduced in the event that our board of directors amended our bylaws to lower the quorum requirement.

If third parties bring claims against us, page 31

3.	The exhibits to Exhibit 10.3 appear to indicate that the funds held in trust will be transferred to an account outside of the trust before being distributed to shareholders. Please reconcile with response 9 in your letter to us dated January 18, 2017.

In response to the Staff’s comment, we have revised the exhibits to Exhibit 10.3 that the funds held in trust will be transferred to a segregated account held by the trustee and then distributed directly to public stockholders.

4.	Please reconcile the last sentence of the first paragraph of this risk factor with your response to prior comment 6 that your auditor has not waived any rights to fees for which the auditor would become entitled.

In response to the Staff’s comment, we have revised the disclosure in the risk factors on page 31 to include language that our independent registered public accounting firm has not waived any rights to fees for which they would become entitled for services rendered.

5.	We note your response to comment 6 and are aware of your planned discussions about the auditor independence issues with the Commission’s Office of Chief Accountant. We may have further comments at the end of those discussions.

Our independent registered public accounting firm had discussions with the Commission's Office of Chief Accountant on May 9, 2017 and additional information was requested as a follow up to the conference call. Our independent registered public accounting firm is in the process of providing the requested information.

In order to effectuate our initial business combination, blank check companies have, in the recent past, amended various provisions of their charters and modified governing instruments, page 43

6.	If a blank check company associated with your proposed management team materially amended provisions of its charter or governing instruments as contemplated by this risk factor, please expand this risk factor to highlight the specific company and amendments.

We have revised the risk factor to disclose the charter amendments proposed by the management team of Capitol Acquisition Corp., a company for which Andrew Sherman, one of our director nominees, served as a consultant.

Management, page 93

7.	Please revise your disclosure that Mr. Sherman was “part of the acquisition team” to clarify his role. Also, disclose the benefits he received from association with the acquisition companies.

We have revised this disclosure in response to the Staff’s comment.

Transfers of Founder Shares and Private Placement Units, page 103

8.	We note the last sentence of this section. Please expand your disclosure to clarify whether the permitted transferees would be bound by all agreements affecting your founder shares, such as those in section 2 in exhibit 10.2.

We have revised the disclosure in response to the Staff’s comment.

Certain Relationships, page 105

9.	Please reconcile your revision indicating that you are paying your sponsor for office space, utilities and secretarial and administrative support with your disclosure on page 22 that your sponsor’s only assets are securities of the registrant.

For the Staff’s information, the sponsor does not own the office space that is being provided and has no assets other than securities of the Company. The sponsor has access to office space, utilities and secretarial and administrative support through affiliates of the sponsor, and is granting such access to the Company.

Exhibit 3.2

10.	Please reconcile section 9.7 of this exhibit with the second sentence of the last full paragraph on page 114 of your prospectus.

In response to the Staff’s comment, we have revised Section 9.7 of Exhibit 3.2 to clarify that stockholders will have redemption rights in connection with any proposed amendment to Article IX of such exhibit.

Exhibit 5.1

11.	Please tell us what law governs whether the Units are binding obligations of the registrant. We note that this exhibit addresses New York law only as to the opinion regarding the warrants and otherwise addresses only Delaware corporate law.

In response to the Staff’s comment, we have filed a revised legal opinion that states that the units are governed by New York law.

We thank the Staff in advance for its consideration of the Registration Statement. Should you have any questions regarding the foregoing, please contact Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Marlene Krauss
Marlene Krauss

cc:	Ellenoff Grossman & Schole LLP Holland & Knight LLP

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